FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                   -----               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes          No   X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A notice of annual general meeting made by China Netcom Group Corporation (Hong Kong) Limited in English on April 13, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                              -----------------

                          By  /s/ Oliver E Lixin
                              ------------------






                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries



Date:     April 13, 2005

                               [GRAPHIC OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                       NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Netcom Group Corporation (Hong Kong) Limited will be held on 20 May 2005 at 10 a.m. in the Ballroom, Island Shangri-La, Hong Kong for the following purposes:

As Ordinary Business:

1 To receive and consider the financial statements for the year ended 31 December 2004 and the Reports of the Directors and the Auditors.

2     To declare a final dividend for the year ended 31 December 2004.

3     To elect Directors.

4 To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5 "THAT the director's fee for each Director shall be fixed at the sum of HK$250,000 for each financial year commencing from the 2005 financial year and until the Company in general meeting otherwise determines. The director's fee will be payable on a time pro-rata basis for any non full year's service."

6     "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of US$0.04 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

      (1)   the conclusion of the next annual general meeting of the Company;

      (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

      (3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

7 "THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or
      (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

      (a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

      (b) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

            Such mandate shall expire at the earlier of:

            (1) the conclusion of the next annual general meeting of the Company;

            (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

            (3) the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

8 "THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

                                                         By Order of the Board
                                                             Zhang Xiaotie
                                                            Oliver E Lixin
                                                       Joint Company Secretaries

Hong Kong, 13 April 2005

Notes:

1 Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2 In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 59/F, Bank of China Tower, 1 Garden Road, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3 The Board of Directors has recommended a final dividend for the year ended 31 December 2004 of HK$0.037 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 10 June 2005 to those shareholders whose names appear on the Company's register of members on 20 May 2005.

4 The register of members of the Company will be closed from 17 May 2005 to 20 May 2005 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 13 May 2005.

5 Concerning Resolution 5 above, the proposed amount of HK$250,000 for each Director for each financial year is determined after taking into account the scale and complexity of the Company's business, and the workload and responsibility of Directors.

6 Concerning Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2004 Annual Report.

On the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch, Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.